UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

First Midwest Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320867104

(CUSIP Number)

January 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320867104	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident SBI Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 6,641,935
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,641,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,935
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%*
12	TYPE OF REPORTING PERSON PN

*	All percentages of Common Shares (as defined below) outstanding contained herein are based on 81,325,864 Common Shares outstanding as of October 31, 2016, as reported on the Issuer’s Form 10-Q filed on November 4, 2016, as adjusted to give effect to the reporting persons’ estimated issuance of shares in the Issuer’s acquisition of Standard Bancshares, Inc. as described in that Form 10-Q.

CUSIP No. 320867104	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident SBI GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 6,641,935
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,641,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,935
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%*
12	TYPE OF REPORTING PERSON OO

*	All percentages of Common Shares (as defined below) outstanding contained herein are based on 81,325,864 Common Shares outstanding as of October 31, 2016, as reported on the Issuer’s Form 10-Q filed on November 4, 2016, as adjusted to give effect to the reporting persons’ estimated issuance of shares in the Issuer’s acquisition of Standard Bancshares, Inc. as described in that Form 10-Q.

CUSIP No. 320867104	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 6,641,935
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,641,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,935
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%*
12	TYPE OF REPORTING PERSON PN

*	All percentages of Common Shares (as defined below) outstanding contained herein are based on 81,325,864 Common Shares outstanding as of October 31, 2016, as reported on the Issuer’s Form 10-Q filed on November 4, 2016, as adjusted to give effect to the reporting persons’ estimated issuance of shares in the Issuer’s acquisition of Standard Bancshares, Inc. as described in that Form 10-Q.

CUSIP No. 320867104	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 6,641,935
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,641,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,935
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%*
12	TYPE OF REPORTING PERSON OO

*	All percentages of Common Shares (as defined below) outstanding contained herein are based on 81,325,864 Common Shares outstanding as of October 31, 2016, as reported on the Issuer’s Form 10-Q filed on November 4, 2016, as adjusted to give effect to the reporting persons’ estimated issuance of shares in the Issuer’s acquisition of Standard Bancshares, Inc. as described in that Form 10-Q.

CUSIP No. 320867104	Page 6 of 10

ITEM 1(a)	NAME OF ISSUER:

First Midwest Bancorp, Inc. (the “Company”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Pierce Place

Suite 1500

Itasca, IL 60143

ITEM 2(a)	NAME OF PERSON FILING:

Trident SBI Holdings, L.P.

Trident SBI GP Holdings, LLC

Trident V, L.P.

Stone Point Capital LLC

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:

Trident SBI Holdings, L.P.

Trident SBI GP Holdings, LLC

Trident V, L.P.

c/o Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

For:

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

ITEM 2(c)	CITIZENSHIP:

Trident SBI Holdings, L.P. – United States

Trident SBI GP Holdings, LLC – United States

Trident V, L.P. – Cayman Islands

Stone Point Capital LLC – United States

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Shares

CUSIP No. 320867104	Page 7 of 10

ITEM 2(e)	CUSIP NO.:

320867104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The information in items 5 through 9 and item 11 on the cover pages (and the footnotes thereto) to this Schedule 13G is hereby incorporated by reference.

Trident SBI Holdings, L.P. (“Trident SBI Holdings”) is the holder of 6,641,935 Common Shares and the voting and investment power with respect thereto. The sole general partner of Trident SBI Holdings is Trident SBI GP Holdings, LLC (“Trident SBI GP Holdings”). As the general partner, Trident SBI GP Holdings holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident SBI Holdings. Trident V, L.P. (“Trident V”) is the sole managing member of Trident SBI GP Holdings and may also be deemed to have shared voting control and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident SBI Holdings. Pursuant to a management agreement, Stone Point Capital LLC (“Stone Point”) has the authority to exercise voting rights with respect to the Common Shares on behalf of Trident SBI Holdings, except with respect to any portfolio investment where Trident V controls, directly or indirectly, 10% or more of the voting power of such portfolio company, in which case discretion to exercise voting rights may not be exercised on behalf of Trident SBI Holdings without first receiving direction from the General Partner of Trident V. The management agreement does not delegate to Stone Point any power with respect to the disposition of Common Shares held by Trident SBI Holdings.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

CUSIP No. 320867104	Page 8 of 10

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 320867104	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2017

TRIDENT SBI HOLDINGS, L.P.
By:	Trident SBI GP Holdings, LLC, its sole general partner
By:	Trident V, L.P., its managing member
By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, L.P., a general partner

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

TRIDENT SBI GP HOLDINGS, LLC
By:	Trident V, L.P., its managing member
By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, L.P., a general partner

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

TRIDENT V, L.P.
By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, L.P., a general partner

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

STONE POINT CAPITAL LLC

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Senior Vice President, Counsel

9

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the common stock, $0.01 par value of First Midwest Bancorp, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EXECUTED this 10th day of January, 2017.

TRIDENT SBI HOLDINGS, L.P.
By:	Trident SBI GP Holdings, LLC, its sole general partner
By:	Trident V, L.P., its managing member
By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, L.P., a general partner

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

TRIDENT SBI GP HOLDINGS, LLC
By:	Trident V, L.P., its managing member
By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, L.P., a general partner

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

TRIDENT V, L.P.
By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, L.P., a general partner

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

STONE POINT CAPITAL LLC

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Senior Vice President, Counsel

10